Exhibit 99.1

Investor contacts:	Jérôme Arnaud
+33 6 07 35 80 87

+1 650 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company

+44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 650 567-8109

speters@ilog.com

ILOG ANNOUNCES 2007 THIRD QUARTER RESULTS

PARIS, France and MOUNTAIN VIEW, Calif. – April 26, 2007 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced its fiscal third quarter results with revenues of $40.0 million, compared with revenues of $37.4 million in the same quarter last year. U.S. GAAP earnings per share (EPS) for the third quarter were $0.04 (diluted) compared with a diluted EPS of $0.14 for the third quarter last year.

“For the first time, ILOG passed the $40 million mark in quarterly revenues. I am pleased that we have grown our revenues to reach this milestone, although the mix of our license and consulting revenues generated less profit than we had hoped,” said ILOG Chairman and CEO, Pierre Haren. “However, since the beginning of April, several significant license deals have already been closed, and we are confident that license revenue growth will improve in the current quarter.”

Revenues in Europe grew 18% year over year at current exchange rates or 7% year over year at constant exchange rates, due to good performance across all key markets, particularly the UK and Germany. Revenues in the U.S. were essentially flat compared to a strong third quarter in the prior year, while Asia-Pacific grew 22% backed by a significant contribution from professional services.

The visualization component product line grew 23% year over year, fueled by demand for monitoring applications in the manufacturing and telecommunications sectors. Key customers for visualization included Alcatel, where ILOG JViews was selected for a new network management system for W-CDMA networks, and the Mercury Interactive division of Hewlett Packard.

Driven by service-oriented architecture initiatives, Business Rule Management Systems (BRMS) grew 5% overall for the quarter, mainly in the financial services sector in the U.S., and included a $1 million deal for a new policy administration system for a major U.S. insurance company. Europe’s largest BRMS deal was with a world-leading information services company which will leverage ILOG JRules for an analytics application that can be maintained by data operations analysts.

ILOG’s Optimization business, including supply chain applications as well as tools and engines was down 21% year over year. Optimization revenues came from SAP and a large number of smaller deals, whereas in the same quarter last year a large deal augmented these revenues.

Business Outlook

Based on currently available information, ILOG’s management maintains its revenue growth target for fiscal year 2007 of more than 17% compared to fiscal year 2006. Due to the evolution of the mix of consulting and license revenues, and the weakening dollar, the Company now expects its US GAAP profit to be unchanged year over year.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. European Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link. To participate,contact Gavin Anderson at +44 20 7554 1400. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management systems (BRMS), supply chain planning and scheduling applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 800 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results and the price of our shares or ADSs, factors affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenue due to consultants with specialized expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks in the quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended			Nine Months Ended
	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31
	2007	2006	2007	2007	2006	2007
	(In thousands, except for per share data)
Revenues:
License fees	$ 17,922	$ 20,252	€ 13,605	$ 52,985	$ 50,336	€ 40,760
Maintenance	10,916	9,270	8,326	32,130	28,146	24,868
Professional services	11,200	7,860	8,519	30,045	20,669	23,185
Total revenues	40,038	37,382	30,450	115,160	99,151	88,813

Cost of revenues:
License fees	427	326	326	908	777	698
Maintenance	1,283	1,144	978	3,896	3,180	3,006
Professional services	8,793	6,709	6,691	23,285	16,755	17,971
Total cost of revenues	10,503	8,179	7,995	28,089	20,712	21,675

Gross profit	29,535	29,203	22,455	87,071	78,439	67,138

Operating expenses:
Marketing and selling	16,240	14,821	12,350	46,140	41,705	35,550
Research and development	9,269	8,281	6,933	24,439	20,724	18,795
General and administrative	3,207	3,645	2,338	13,555	11,682	10,272
Total operating expenses	28,716	26,747	21,621	84,134	74,111	64,617

Income from operations	819	2,456	834	2,937	4,328	2,521
Net interest income (loss) and other	590	303	434	1,726	653	1,286
Income before taxation	1,409	2,759	1,268	4,663	4,981	3,807
Income taxes expense	300	5	224	1,335	184	1,017
Net income of fully consolidated subsidiaries	1,109	2,754	1,044	3,328	4,797	2,790
Equity in earnings of affiliates	(316)	-	(239)	(396)	-	(299)
Net income	$ 793	$ 2,754	€ 805	$ 2,932	$ 4,797	€ 2,491

Earnings per share
- Basic	$ 0.04	$ 0.15	€ 0.04	$ 0.16	$ 0.27	€ 0.14
- Diluted	$ 0.04	$ 0.14	€ 0.04	$ 0.16	$ 0.25	€ 0.13

Share and share equivalents used in per share calculations
- Basic	18,173	18,053	18,173	18,117	17,972	18,117
- Diluted	18,774	19,021	18,840	18,689	18,928	18,776

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Mar 31	June 30	Mar 31
	2007	2006	2007
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$ 62,249	$ 61,442	€ 53,088
Short-term investments	8,454	7,804	-
Accounts receivable	37,029	29,683	27,803
Other receivables and prepaid expenses	9,666	9,330	7,114
Total current assets	117,398	108,259	88,005

Long-term assets:
Tangible and intangible assets - net	7,548	6,902	5,667
Other long-term assets	12,390	3,601	9,460
Total long-term assets	19,938	10,503	15,127

Total assets	$ 137,336	$ 118,762	€ 103,132

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$ 25,828	$ 24,018	€ 19,152
Current portion of capital lease obligations	255	354	191
Deferred revenue	32,132	24,426	24,130
Total current liabilities	58,215	48,798	43,473

Long-term liabilities:
Long-term portion of capital lease obligations	42	210	2
Other long-term liabilities	1,253	942	1,570
Total long-term liabilities	1,295	1,152	1,602
Total liabilities	59,510	49,950	45,075

Shareholders' equity:
Paid-in capital	97,437	92,309	49,683
Treasury stock	(8,486)	(6,890)	(6,891)
Accumulated deficit and other comprehensive income	(11,125)	(16,607)	15,265
Total shareholders' equity	77,826	68,812	58,057

Total liabilities and shareholders' equity	$ 137,336	$ 118,762	€ 103,132

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

	Nine Months Ended
	Mar 31	Mar 31	Mar 31
	2007	2006	2007
	(In thousands)
Cash flows from operating activities:
Net Income	$ 2,932	$ 4,797	€ 2,491
Depreciation and amortization	2,070	1,967	1,597
Share-based compensation	1,979	2,126	1,056
Deferred income taxes	1,084	-	818
Unrealized gain (loss) on derivative instruments	(10)	(110)	(3)
Result or depreciation of equity in affiliates	396	-	299
Change in working capital	(1,277)	(2,320)	(742)
Net cash provided by operating activities	7,174	6,460	5,516

Cash flows from investing activities:
Acquisition of fixed assets and business	(9,583)	(2,012)	(7,439)
Sale (Purchase) of short term investments, net	(270)	(7,471)	-
Net cash used in investing activities	(9,853)	(9,483)	(7,439)

Cash flows from financing activities:
Repayment of capital lease obligations	(289)	(387)	(221)
Cash proceeds from issuance of shares	3,149	3,702	2,432
Purchase of treasury stock	(1,596)	(5,151)	(1,224)
Net cash provided by (used for) financing activities	$ 1,264	$ (1,836)	987

Impact of exchange rate changes on cash and cash equivalents	2,222	34	(445)

Net increase (decrease) in cash, cash equivalents	807	(4,825)	(1,381)
Cash and cash equivalents, beginning of period	61,442	61,730	54,469
Cash and cash equivalents, end of period	$ 62,249	$ 56,905	€ 53,088

Discussion of Income Statement for the Quarter Ended March 31, 2007

Revenues and Gross Margin

Revenues in the quarter increased to $40.0 million from $37.4 million, or by 7%, compared to the same quarter in the previous year. At constant exchange rates, revenues increased by 2%.

Revenues by region were as follows:

	Three Months Ended
	Mar 31	Mar 31	Change
	2007	2006	As Reported	Constant $
North America	$ 17,714	$ 18,515	-4%	-4%
Europe	18,238	15,508	18%	7%
Asia Pacific	4,086	3,359	22%	18%
Total revenues	$ 40,038	$ 37,382	7%	2%

Overall activity in North America declined due to lower revenues from the Optimization product line, partly offset by good activity in BRMS. Revenues in both Visualization and Optimization were good in Europe, but lower for BRMS with less significant deals this quarter as opposed to last year. Combined license and maintenance worldwide revenues for BRMS and Visualization increased by 5% and 23%, respectively, while Optimization decreased 21%.

Professional services revenues continued to grow significantly, increasing 42% in the quarter compared to the same quarter last year. This increase is stable across quarters and is mainly the result of BRMS implementations and continued support for existing ILOG customers. Related gross margin for the quarter is 21%, slightly down from the average 23% rate observed during the prior six-month period. The impact of this significant increase in professional services revenues is that the overall gross margin decreased to 74% compared to the average of 77% in the first six months of the 2007 fiscal year and the average 79% for fiscal year 2006.

Operating Expenses

The 7% increase in operating expenses over the same quarter last year is primarily due to the stronger euro, and to payroll-related costs. The euro averaged 1.31 compared to the dollar during the quarter, as compared to 1.20 in the prior year quarter, affecting more than half of the Company’s expenses, which are denominated in euros. As of March 31, 2007, the Company had 782 employees, compared to 729 a year earlier.

Income Taxes

The income tax expense amounted to $0.3 million compared to zero in the same quarter last year as a result of the profitability of the quarter. The income tax expense in the quarter is essentially a deferred tax charge, utilizing part of the $1.2 million deferred tax benefit accounted for at the end of June 2006. This deferred tax benefit represented part of the net operating losses carried forward in the U.S. and France that the Company is more likely than not going to use in this current fiscal year.

Discussion of Income Statement for the Nine Months Ended March 31, 2007

Revenues and Gross Margin

Revenues in the nine-month period increased to $115.2 million from $99.2 million, or by 16%, compared to the same period in the previous year. At constant exchange rates, revenues increased by 12%.

Revenues by region were as follows:

	Nine Months Ended		Change
	Mar 31	Mar 31
	2007	2006	As Reported	Constant $
North America	$ 53,301	$ 48,972	9%	9%
Europe	49,892	41,060	22%	12%
Asia Pacific	11,967	9,119	31%	28%
Total revenues	$ 115,160	$ 99,151	16%	12%

Combined license and maintenance revenues increased by 8% during the nine-month period compared to the same period last year. The BRMS and visualization product lines grew across all regions, with an overall increase of 20% and 12%, respectively, during the period, while the optimization product line decreased slightly. In the nine-month period, the BRMS, optimization and visualization product lines represented 47%, 33% and 20%, respectively, of the combined licenses and maintenance revenues, as compared to 42%, 39% and 19% a year ago.

Professional services increased by 45%, year over year, reflecting the Company’s promotion of services to help customers develop applications with ILOG’s BRMS. For the nine-month period, gross margin for professional services increased to 23%, as compared to 19% last year.

Operating Expenses

The 14% increase in operating expenses over the prior year is primarily due to additional hiring, salary increases that were applied in the second quarter of last year and also the stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros.

Income Taxes

The income tax expense amounted to $1.3 million compared to $0.2 million, year over year, as a result of the profitability of the nine-month period. The income tax expense in the nine-month period mainly consisted of a deferred tax charge for $1.1 million, utilizing part of the $1.2 million deferred tax benefit accounted for at the end of June 2006. This deferred tax benefit represented part of the tax net operating losses carried forward in the US and France that the Company is more likely than not going to use in this current fiscal year.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totaled $70.7 million as of March 31, 2007, up from $69.2 held on June 30, 2006. The current cash position does not take into consideration the $15 million in cash that will be used to finance the LogicTools acquisition. The slight improvement in the cash position is attributed to operations generating $7.2 million as a result of the year-to-date profitability adjusted from significant non-cash items like stock-based compensation, deferred taxes and deferred revenues, with a good collection of accounts receivable. Cash was also increased by the exercise of stock options for $3.1 million and the $2.2 million impact of the weak dollar on our euro-denominated cash balances. On the downside, investing activities used $9.9 million primarily from the purchase of a 33% ownership stake in Prima Solutions, a Paris-based provider of insurance software platforms and a 35% ownership interest in a Chinese partner, FirstTech. ILOG also purchased treasury stock for $1.6 million.

As of March 31, 2007, shareholders’ equity was $77.8 million, representing an increase of $9 million since June 30, 2006, mainly as a result of the Company’s profitability on the period and the exercise of stock options and warrants. On March 31, 2007, the Company had 18,965,207 shares issued and outstanding, compared to 18,542,133 at June 30, 2006, due to the exercise of 423,074 stock options and warrants.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark of ILOG. ILOG JViews and ILOG JRules are trademarks of ILOG, and all other trademarks are the property of their respective owners.